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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

WIRELESS TELECOM GROUP, INC.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
976524108
(CUSIP Number)
Jeffrey S. Buschman, Esq.
Boult Cummings Conners & Berry, PLC
1600 Division Street, Suite 700
Nashville, Tennessee 37203
(615) 252-2388
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 25, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	976524108

1	NAMES OF REPORTING PERSONS Richard L. Scott

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,872,265

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,872,265

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,872,265

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

This Amendment No. 2 amends the Schedule 13D filed by Richard L. Scott (“Reporting Person”) on July 10, 2008, as amended on August 18, 2008 (the “Schedule 13D”), with respect to shares of the Common Stock, $.01 par value (“Common Stock”), of Wireless Telecom Group, Inc., a New Jersey corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Schedule 13D.
The following Items are hereby amended and restated in their entirety to read as follows:

Item 3.	Source and Amount of Funds or Other Consideration
The Reporting Person has used personal funds of approximately $2,654,683 to acquire 1,872,265 shares of Common Stock in open market transactions. The Common Stock was purchased by three different entities controlled by the Reporting Person.

Item 5.	Interest in Securities of the Issuer
The 1,872,265 shares of the Common Stock owned by the Reporting Person constitute 7.3% of the outstanding Common Stock of the Issuer, based on the outstanding shares of Issuer Common Stock set forth on the Issuer’s most recent Form 10-Q.
The Reporting Person has sole voting and dispositive power with respect to the Common Stock.
The Reporting Person purchased the following shares of the Common Stock of the Issuer in open market transactions during the past 60 days:

Purchase Date	No. of Shares	Price Per Share
8/1/2008	1,200	$1.15000
8/4/2008	6,400	$1.14950
8/5/2008	18,700	$1.12810
8/6/2008	1,000	$1.13700
8/7/2008	1,150	$1.13300
8/8/2008	4,000	$1.11250
8/11/2008	12,100	$1.11640
8/12/2008	3,000	$1.11070
8/13/2008	138,200	$1.12000
8/18/2008	800	$1.10000
8/20/2008	946	$1.14740
8/21/2008	1,200	$1.12000
8/26/2008	4,547	$1.15000
8/27/2008	27,600	$1.14210
8/28/2008	1,400	$1.14860
8/29/2008	17,177	$1.14990
9/2/2008	9,600	$1.14730

Purchase Date	No. of Shares	Price Per Share
9/4/2008	8,400	$1.12110
9/5/2008	65,100	$1.14530
9/8/2008	13,320	$1.12980
9/9/2008	1,900	$1.14000
9/10/2008	2,100	$1.11110
9/11/2008	1,600	$1.11000
9/12/2008	8,600	$1.13820
9/15/2008	3,900	$1.12000
9/16/2008	5,205	$1.12180
9/17/2008	7,900	$1.10400
9/18/2008	20,070	$1.09570
9/19/2008	8,800	$1.09530
9/22/2008	15,000	$1.10000
9/23/2008	12,300	$1.08810
9/24/2008	9,900	$1.08250
9/25/2008	15,812	$1.07770
9/26/2008	9,000	$1.06000
9/29/2008	21,493	$1.04850
The Common Stock was purchased by three different entities controlled by the Reporting Person, including the Frances Annette Scott Revocable Trust, of which the Reporting Person’s spouse is the trustee.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: September 30, 2008	/s/ Richard L. Scott
Richard L. Scott